David Boles
T: +44 20 7556 4446	VIA EDGAR
dboles@cooley.com

February 24, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, DC 20549

Attn:	Ada D. Sarmento

Laura Crotty

Tracey McKoy

Lynn Dicker

Re:	Valneva SE

Draft Registration Statement on Form F-1

Submitted January 15, 2021

CIK No. 0001836564

Ladies:

On behalf of our client, Valneva SE (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 11, 2021 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is confidentially submitting a revised Draft Registration Statement (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on January 15, 2021.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to page numbers of the Amended DRS.

Draft Registration Statement on Form F-1

Cover Page

1.

We note that you intend to disclose the last reported sale price of your ordinary shares on Euronext Paris on the cover page, and your disclosure that the final offering price will be determined through negotiations with the underwriters by reference to the prevailing market prices of your ordinary shares on Euronext Paris after taking into account market conditions and other factors. Please confirm that the U.S. IPO price will be substantially similar to the Euronext Paris trading price, converted to U.S. dollars at the most recent exchange rate. If you intend to price the securities based on the Euronext Paris market price, you may also disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities. Alternatively, if you expect that the U.S. IPO price will not be substantially similar to the Euronext Paris trading price, please disclose on the cover page a bona fide price range of the offered securities. See Item 501(b)(3) of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the U.S. IPO price will be determined by reference to the prevailing market prices of the

Company’s ordinary shares on Euronext Paris after taking into account market conditions and other factors, as well as negotiations between the Company and representatives of the underwriters for the offering, and will in no event reflect a discount of more than 15% below the volume-weighted average price of the Company’s ordinary shares on Euronext Paris during a period chosen by the Company’s management of between three (3) and ninety (90) consecutive trading days preceding the determination of the offering price. The Company further advises the Staff that it will disclose the foregoing on the cover page of the prospectus and elsewhere as appropriate in the registration statement in a subsequent amendment to the registration statement prior to commencement of the roadshow for the offering. The Company further respectfully advises the Staff that underwriters in public offerings typically retain the right to change the offering price and other selling terms if all the securities are not sold at the offering price; however, this does not impact the proceeds to the issuer nor the bona fide nature of the public offering price.

Prospectus Summary

Overview, page 1

2.

Please revise the third paragraph in this section to disclose that you currently do not have a commercial license for the specific virus strain that you use in VLA2001 and are in the process of negotiating a license agreement with the World Health Organization.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 7, 17 and 18 of the Amended DRS.

Our Portfolio and Pipeline, page 2

3.

We note that you have included your parvovirus and norovirus programs in your pipeline table, which appear to be in the discovery phase. Given the early-stage development of these programs, please explain why each program is sufficiently material to your business to warrant inclusion in your pipeline table.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 123 and 148 of the Amended DRS to remove these two programs from the pipeline tables.

4.

Please revise the narrative description regarding VLA15 on page 3 to disclose that Pfizer will lead late-stage development of VLA15 and will have sole control over its commercialization pursuant to your collaboration agreement with Pfizer.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 123 of the Amended DRS.

5.

Please revise to provide balance and context to your references to “positive” initial results, “positive” data, “encouraging” preclinical results, a “promising” Phase 1 dataset and “promising” clinical data from your trials both here and in the Business section. In this regard, we note your risk factor on page 20 concerning the limitations of pre-clinical and earlier clinical data. Please also clarify, if true, that the data you present is not statistically significant.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 123, 124, 125, 127, 130, 134, 135, 136, 137 and 147 of the Amended DRS.

Implications of Being an Emerging Growth Company, page 8

6.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:	The Company respectfully acknowledges the Staff’s comment and will supplementally provide to the Staff copies of such communications if and once presentations to potential investors begin.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Material Weaknesses, page 117

7.

You disclose that you have begun to develop a remediation plan to address certain material weaknesses and strengthen your controls in those areas. Please revise your filing to state the estimated time period to develop and execute your remediation plan.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 74 and 118 of the Amended DRS.

Business

Phase 1 Clinical Trial and Results, page 130

8.

We note your statement on page 130 that VLA15 demonstrated a “favorable” safety profile. Please revise this statement to remove implication that your product candidate is safe, as this determination is solely within the authority of the FDA.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on page 132 of the Amended DRS.

Material Agreements

Department of Defense Contracts, page 154

9.

Please file the agreements with the U.S. Department of Defense as exhibits to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file the agreements. See Item 601(b)(10) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has filed the relevant agreement with the U.S. Department of Defense as an exhibit to the Amended DRS.

UK Supply Agreement, page 155

10.	Please revise to disclose the aggregate amounts received to date under the agreement.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on page 157 of the Amended DRS and will provide the aggregate amount, as of December 31, 2020, in a future amendment to the registration statement once it has completed its 2020 year-end audit.

Intellectual Property

Patents and Patent Applications, page 159

11.

We note your disclosure on page 42 that two of your patents have been limited in scope in opposition proceedings in Europe and the patents could ultimately be revoked. It appears that you only discuss one of the two patents in the IXIARO section on page 160. Please revise to identify the other patent or clarify whether both patents pertain to IXIARO. Please also revise to disclose if you expect the potential revocation of these patents to have any material impact on your plans for further commercialization of IXIARO, your development plans for your product candidates, if applicable, your patent portfolio and your business.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on page 43 of the Amended DRS.

Principal Shareholders, page 203

12.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by each of your 5% shareholders.

Response:	The Company respectfully acknowledges the Staff’s comment and advises that this information will be provided in a subsequent amendment with the rest of the explanatory footnotes to the principal shareholders table.

Description of American Depositary Shares

Governing Law/Waiver of Jury Trial, page 242

13.

We note your disclosure that the deposit agreement requires ADS holders to waive the right to a jury trial of any claim they may have against you or the depositary arising out of or relating to your ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. Please add a risk factor to the prospectus describing this provision, the risks of the provision or other impacts on shareholders, any uncertainty about enforceability, the impact on claims arising under other laws, and whether or not the provision applies to purchasers in secondary transactions.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 76-77 of the Amended DRS to include this additional risk disclosure.

*    *    *    *

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at +44 20 7556 4446 or Katie Kazem at (703) 456-8043.

Yours very truly

/s/ David Boles
David Boles

cc:	Thomas Lingelbach, Valneva SE

Katie A. Kazem, Cooley LLP

Robert E. Puopolo, Goodwin Procter LLP

Edwin O’Connor, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP